Tel Aviv, December 8, 2014 Our ref: 10108/1004

VIA EDGAR

Mr. Daniel L. Gordon
Senior Assistant Chief Accountant
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Re: Optibase Ltd.
Form 20-F for the Year Ended December 31, 2013
Filed April 30, 2014
File No. 000-29992

Dear Mr. Gordon:

On behalf of Optibase Ltd. (the “Company”), we confirm the receipt on November 24, 2014 of the Staff of the Securities and Exchange Commission’s (the “Staff”) comment letter with respect to the Form 20-F of the Company for the year ended December 31, 2013 filed on April 30, 2014.

We note that the Staff has requested that the Company either (i) respond to the Staff’s comments within ten business days or (ii) inform the Staff as to when the Company will provide a response to these comments. The Company has carefully reviewed and considered the Staff’s comments and is in the process of preparing a response to these comments. The Company expects that it will be in a position to provide responses to the Staff’s comments no later than December 22, 2014.

If you have any questions or concerns, please call the undersigned at 972-3-607-4479.

Very truly yours, /s/ Shachar Hadar Dr. Shachar Hadar